Via EDGAR

November 4, 2014

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Motley Fool Funds Trust (the “Trust”)

File Nos. 333-156770 and 811-22264

Dear Mr. Long:

This letter responds to comments you provided on October 3, 2014, regarding the SOX review of the Trust’s website and filings.  Your comments, as well as the Trust’s responses, are set forth below.

1.              Comment:  With respect to the Trust’s Form N-PX filings, please update the links on the Trust’s website.  The links are currently to the June 2013 filing.

Response:  The Trust has updated the links on its website.

2.              Comment:  In the October 31, 2013 Form N-CSR filing, it states that all three funds invest in the BNY Mellon Cash Reserve.  Is that a money market fund or otherwise an investment that would require an AFFE line item in the fee tables in the funds’ prospectuses?

Response:  According to the Trust, the BNY Mellon Cash Reserve is not a money market fund or otherwise an investment that would require an AFFE line item in the fee tables in the funds’ prospectuses.  It is a cash reserve, which is more like a savings account than an investment vehicle.

3.              Comment:  In Note 2 of the Notes to the Financial Statements of the October 31, 2013 Form N-CSR filing, the Valuation Inputs tables for the Independence Fund and the Epic Voyage Fund include Foreign Common Stocks in both Level 1 and Level 2 (see pages 56-57).  When securities fall into more than one level, please break out the information to the same degree of detail as is disclosed in the Schedule of Investments (see Audit Guide Paragraph 783) (for example, instead of Foreign Common Stocks, use the more detailed headings from the Schedule of Investments).  Please revise the disclosure accordingly in future Form N-CSR filings.

Response:  As requested, the Trust will disclose more detail in future filings.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) staff comments or changes to disclosures in response to staff comments in Form N-CSR do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum